CONVERTIBLE PROMISSORY NOTE

$500,000 USD   January 4, 2008

   For value received, EPIC Corporation, Colorado Corporation, promises to pay to R Tucker & Associates, Inc., a Colorado Corporation, or order, at La Quinta, California the sum of FIVE HUNDRED THOUSAND DOLLARS ($500,000 USD) on demand or January 31, 2013 with interest at the rate of 10% payable quarterly on the last day of March, June, September and December, commencing March 31, 2008 until paid.

   With the execution of this note, EPIC Corporation, grants R Tucker & Associates, Inc., or its assignee, in whole or part, the right to convert, all or in part of the unpaid portion of the face amount of $500,000 of this note or interest accrued but unpaid into its common stock at a conversion price of $0.05 per share, or as may be agreed to by EPIC at the time of conversion, for the period of this note until paid, and that the conversion rate is not subject to any alteration or modification due to a reverse stock split, but is subject to any alteration or modification due to an advance stock split, or stock dividend.

   Should default be made in the payment of principal when due the whole sum of principal shall become immediately due at the option of the holder of this note. In the event EPIC Corporation, defaults on the note, interest shall accrue from the date of default until paid at a rate of Fifteen (15%) Percent per annum. Principal and interest payable in lawful money of the United States or may be paid in the Common stock of the Company. If action be instituted on this note, EPIC Corporation, promises to pay reasonable attorney's fees.

   All or any part of the principal balance may be paid at any time, and from time to time, without penalty, provided that any accrued interest on the amount of principal so prepaid shall also be paid with such prepayment.

             EPIC Corporation

BY:_____
          Ronald S. Tucker, President